SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)


                              Command Systems, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                               ------------------
                         (Title of Class of Securities)

                                    200903102
                                 --------------
                                 (CUSIP Number)

                             Carol A. Masters, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                                 (860) 403-5538
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 26, 2001
                               -------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------                           ---------------------------
CUSIP NO. 505447 10 2               13D/A              PAGE 2 OF 6 PAGES
-------------------------                           ---------------------------

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  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         a. Phoenix Home Life Mutual Insurance Company ("PHLMIC")
            Tax Identification Number:  06-0493340
         b. PM Holdings, Inc. ("PMH")
            Tax Identification Number:  06-1065485
         c. PHL Global Holding Company ("PHL Global")
            Tax Identification Number:  None
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                (a) [ ]
                (b) [ ]
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  3      SEC USE ONLY


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  4      SOURCE OF FUNDS *
               Not applicable.
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  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)  [ ]

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  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         A. PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY -- NEW YORK
         B. PM HOLDINGS, INC. - CONNECTICUT
         C. PHL GLOBAL HOLDING COMPANY -- MAURITIUS

--------------------------------------------------------------------------------

                                                           PHLMIC      PMH     PHL Global
    NUMBER OF         7    SOLE VOTING POWER                0         0         0
      SHARES         ------------------------------------------------------------------------
   BENEFICIALLY
     OWNED BY         8    SHARED VOTING POWER            579,250    579,250   579,250
       EACH          ------------------------------------------------------------------------
    REPORTING
      PERSON          9    SOLE DISPOSITIVE POWER            0        0         0
       WITH          ------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER       579,250    579,250   579,250

--------------------------------------------------------------------------------

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             Common Stock
         a. PHLMIC                                              0
         b. PMH                                                 0
         c. PHL GLOBAL                                        579,250

--------------------------------------------------------------------------------

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *      [ ]

--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             Common Stock
         a. PHLMIC                                              0%
         b. PMH                                                 0%
         c. PHL GLOBAL                                          7.6%

--------------------------------------------------------------------------------

 14      TYPE OF REPORTING PERSON *

         A. PHLMIC - IC, HC, CO
         B. PMH - CO
         C. PHL GLOBAL - CO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Command Systems, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 76 Batterson Park Road, Farmington, Connecticut 06032.

ITEM 2.  IDENTITY AND BACKGROUND.

         PHL Global Holding Company ("PHL Global") is a private company organized under the laws of the Republic of Mauritius. PHL Global's principal business is to serve as a holding company for investments.

         PHL Global has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The address of PHL Global's business and principal office is
                        PHL Global Holding Company
                        c/o Priscille Koenig
                        BCM (Secretaries) Ltd.
                        Sixth Floor, Cerne House
                        Chaussee, Port Louis
                        Mauritius

         Phoenix Home Life Mutual Insurance Company ("PHLMIC") is a company organized under the laws of the State of New York. PHLMIC's principal business is to provide life insurance and annuities.
        PHLMIC has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The address of PHLMIC'S business and principal office is
                        One American Row
                        Hartford, CT 06102-5056

         PM Holdings, Inc. ("PMH") is a company organized under the laws of the State of Connecticut. PMH's principal business is to serve as a holding company.
         PMH has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The address of PMH'S business and principal office is
                        One American Row
                        Hartford, CT 06102-5056


         (d) None.

         (e) None.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement is filed to reflect the voting and tender obligations of PHL Global under that certain Stock Tender Agreement, dated January 26, 2001 (the "Stock Tender Agreement"), entered into by and among Mr. Edward G. Caputo, PHL Global, ICICI Infotech Inc. ("Parent") and ICICI Acquisition Corporation ("Purchaser") in connection with the execution of that certain Agreement and Plan of Merger, dated January 26, 2001, by and among Command Systems, Inc. (the "Company"), Parent and Purchaser (the "Merger Agreement") pursuant to which Parent and Purchaser has agreed to make a tender offer (the "Offer") for all outstanding shares of Common Stock. Under the Stock Tender Agreement, PHL Global must, among other things, tender in the Offer all shares of Common Stock owned by it and to vote its shares of Common Stock in favor of the merger contemplated by the Merger Agreement (the "Merger") and against any action or agreement that would result in a breach in any material respect of any covenant or agreement or any other obligation of the Company under the Merger Agreement or that would materially impede, interfere with or attempt to discourage the Offer or the Merger. PHL Global may not sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on its voting rights, charge or other encumbrance of any nature whatsoever with respect to the Common Stock owned by it. PHL Global may also not grant any proxy or power of attorney with respect to the voting of the Common Stock to any person except to vote in favor of the Merger and the transactions contemplated by the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) PHL Global beneficially owns 579,250 shares of Common Stock, constituting 7.6% of all of the outstanding shares of Common Stock.

         (b) PHL Global has the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by it only as described in Item 4 above.

         (c) The transactions in the shares of Common Stock owned by PHL Global effected during the past 60 days are as described in Item 4 above.

         (d) None.

         (e) Not applicable.
         PHLMIC and PMH no longer own any stock in the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Tender Agreement, dated January 26, 2001, by and among Mr.Caputo, PHL Global, Parent and Purchaser is hereby incorporated by reference to
Exhibit 99.3 of Form 8-K of the Company filed with the SEC on January 29, 2001.

         Agreement and Plan of Merger, dated as of January 26, 2001, by and among the Company, Parent and Purchaser is hereby incorporated by reference to
Exhibit 99.2 of Form 8-K of the Company filed with the SEC on January 29, 2001.

         Agreement for Joint Filing, dated as of September 1, 1999, by and among PHLMIC, PMH, and PHL Global is hereby incorporated by reference to Exhibit A of
Schedule 13D of PHLMIC filed with the SEC on September 15, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February __, 2001                /s/ Carole A Masters
         ----------------------------------------------------
                         Date                    Carole A Masters,
                                                 Vice President and Counsel